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PHILADELPHIA                                               762 Lancaster Avenue
SUBURBAN                                          Bryn Mawr, Pennsylvania 19010
CORPORATION                       NEWS                             215 527 3000
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                                                                   Donna Alston
                                             Director, Corporate Communications
                                                                 (610) 645-1095

                                                                  Blair Wilkins
                                                   Director, Investor Relations
                                                                 (610) 645-1084
FOR RELEASE: May 16, 1996


           DIVIDEND INCREASE AND STOCK DISTRIBUTION ANNOUNCED FOR PSC

                                  SHAREHOLDERS

               Fifth consecutive year of dividend increases at PSC


         BRYN MAWR, PA, May 16 -- Announcements were made today at the Philadelphia Suburban Corporation (NYSE/PSC) Annual Meeting in Bryn Mawr, PA regarding a dividend increase, proposed stock distribution and PSC's recent inclusion in the Dow Jones Water Utility Index.


         PSC announced plans for a three-for-two stock split in the form of a stock distribution to all shareholders of record on June 18, 1996. Additionally, the PSC Board of Directors voted to increase the quarterly dividend, effective September l, 1996, by 4.7% to an annual rate of $1.215 from $1.16 per share on a pre-split basis. Following the stock distribution in June, the dividend rate will be $.81 per share on the increased number of shares.


         The common stock distribution and dividend increase come on the heels of the Company's 1996 first quarter financial results, where record levels of revenue, net income and earnings per share were achieved. (First quarter earnings per share increased 14% to $.32 per share) "As the Company continues its financial success, the Board recognizes the importance of rewarding its shareholders with a dividend increase," explained PSC Chairman Nicholas DeBenedictis. This is the fifth consecutive year of annual dividend increases of approximately 4%.


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         DeBenedictis also announced that PSC has been included in the water industry group of the Dow Jones World Industry index. "We are very pleased to be included in the water industry index," he stated. "As the third largest investor-owned water utility in the nation, PSC is recognized as a leader by the water industry, and being included in the Dow Jones index is an additional recognition from the financial community." With PSC's inclusion, the index now represents approximately 67% of the market capitalization of the industry.

         In his presentation to shareholders at the Annual Meeting, DeBenedictis explained "Continuing to focus on increasing our customer base and revenues, while maintaining a tight control on expenses, puts us in a better position to achieve our goal of enhancing shareholder value." PSC has outperformed the S&P 500 over the past 5 years with an 18.6% compounded total return.

         The three-for-two stock distribution announcement occurred following the shareholder approval to increase the number of authorized shares of the Company's Common Stock from 20 million to 40 million. Shareholders of record on June 18 will receive one additional share for every two shares held. Distribution of the additional shares is planned for July 1O, with an ex-distribution date of July 11.

         Philadelphia Suburban Corporation is the holding company for Philadelphia Suburban Water Company, a regulated public utility that provides water to 850,000 residents in an area covering 400 square miles and 82 municipalities in Southeastern Pennsylvania. Since December, 1992, PSW has purchased 12 water systems and expects to acquire four more during 1996. Philadelphia Suburban Corporation is a publicly-traded company listed on both the New York and Philadelphia Stock Exchanges under the ticker symbol "PSC".